Exhibit 99.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in thousands)

Twelve Months Ended March 31, 2004

FIXED CHARGES:

Interest Expense	$44,518
Amortization of Debt Premium, Discount and Expense	518
Interest Component of Rentals	434

Total Fixed Charges	$45,470

EARNINGS:

Net Income before Dividends on Preferred stock	$91,192
Add:
Income Taxes Applicable to Utility Operating Income	60,460
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses) — Net	(756)
Total Fixed Charges	45,470

Total Earnings	$196,366

Ratio of Earnings to Fixed Charges	4.3